150 North Riverside Plaza Chicago, IL 60606

August 17, 2018

VIA EDGAR

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attention:	Jennifer Monick Assistant Chief Accountant Office of Real Estate and Commodities Division of Corporation Finance

Re: Hyatt Hotels Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 15, 2018

File No. 1-34521

Form 8-K filed July 31, 2018

File No. 1-34521

Dear Ms. Monick:

Set forth below are the responses of Hyatt Hotels Corporation (“HHC” or the “Company”) to the comments contained in the letter dated August 7, 2018 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017 (the “2017 Form 10-K”) and Current Report on Form 8-K filed on July 31, 2018 (the “Form 8-K”). For your convenience, the Staff’s comments are reproduced in bold type below and each Staff comment is followed by the Company’s response thereto. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2017

Note 15. Stockholders’ Equity and Comprehensive Loss

Accumulated Other Comprehensive Loss, page F-43

1.

We note your convertible redeemable preferred shares of Playa were redeemed during 2017. Please clarify for us if you had any unrealized gains or losses that were recorded in accumulated other comprehensive income prior to the redemption. To the extent you had unrealized gains or losses, please tell us how you determined it was not necessary to reflect a reclassification of these unrealized gains or losses in the amounts reclassified from accumulated other comprehensive income column in your table on page F-43. Please refer to ASC 220-10.

Response:

The Company respectfully advises the Staff that, as of January 1, 2017, the Company had $54 million ($33 million net of tax) of unrealized gains recorded in accumulated other comprehensive loss related to the Company’s investment in the convertible redeemable preferred shares of Playa. The redemption in March of 2017 resulted in a total loss of $94 million, of which $54 million ($33 million net of tax) was an unrealized loss representing the reversal of the previously recorded unrealized gains that are included in the “Current Period Other Comprehensive Income (Loss) Before Reclassification” column on page F-43, and $40 million was a realized loss recognized in the consolidated statements of income disclosed on page F-51. The Company evaluated its presentation of these amounts in accordance with ASC 220-10 and did not include $54 million ($33 million net of tax) in the “Amounts Reclassified From Accumulated Other Comprehensive Loss” column as these amounts were not recorded through the consolidated statements of income. Although ASC 220-10 does not provide specific guidance on how to present the re-measurement of securities during the period of redemption, the Company acknowledges that including the $40 million ($25 million net of tax) realized loss in both the “Current Period Other Comprehensive Income (Loss) Before Reclassification” and the “Amounts Reclassified From Accumulated Other Comprehensive Loss” columns in the table on page F-43 would result in a more complete presentation. The Company believes there are no material omissions of disclosure in the consolidated financial statements related to the redemption of the convertible preferred shares. The related impacts of the redemption are transparent in the footnote disclosures on pages F-22 and F-23. In response to the Staff’s comment, in future quarterly and annual filings, as appropriate, we will include the $40 million ($25 million net of tax) realized loss in both the “Current Period Other Comprehensive Income (Loss) Before Reclassification” and the “Amounts Reclassified From Accumulated Other Comprehensive Loss” columns in the table on page F-43.

Form 8-K filed July 31, 2018

Exhibit 99.1

Segment Financial Summary

2.

We note your tabular disclosure of adjusted revenues. This measure appears to be a non- GAAP measure. In future earnings releases, please reconcile adjusted revenues to the most directly comparable GAAP measure. Further, please disclose why this measure provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will reconcile adjusted revenues in tabular format to the most directly comparable GAAP measure in future earnings releases and will disclose why this measure is useful to investors.

Kindly direct any questions you may have to the undersigned at (312) 780-5396. Any additional comments may be sent via pdf to elizabeth.bauer@hyatt.com. Thank you.

Very truly yours,

/s/ Elizabeth Bauer

Elizabeth Bauer

Senior Vice President, Corporate Controller and Chief Accounting Officer

Hyatt Hotels Corporation

cc:	Mark Rakip, Division of Corporation Finance

Mark S. Hoplamazian, Hyatt Hotels Corporation

Patrick Grismer, Hyatt Hotels Corporation

Margaret Egan, Hyatt Hotels Corporation

Michael A. Pucker, Latham & Watkins LLP

Cathy A. Birkeland, Latham & Watkins LLP